UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2005

SILICON STORAGE TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

California	**000-26944**	**77-0225590**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1171 Sonora Court **Sunnyvale, California**	**94086**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(408) 735-9110**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 20, 2005, a securities class action lawsuit was filed in the United States District Court for the Northern District of California against Silicon Storage Technology, Inc. ("SST") and certain current officers and directors of SST. The lawsuit alleges that SST and the named officers and directors issued false and misleading public statements regarding SST's business prospects and financial results between March 30, 2004 and December 20, 2004. SST's management believes that SST and the individual officers and directors have meritorious defenses to the lawsuit and intends to take all appropriate action in responding to the lawsuit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated January 24, 2005


SILICON STORAGE TECHNOLOGY, INC.


By: /s/ Jack K. Lai

Jack K. Lai
Vice President Finance & Administration,
Chief Financial Officer and Secretary